July 10, 2024

Roger James Hamilton
Chief Executive Officer
Genius Group Limited
8 Amoy Street, #01-01
Singapore 049950

       Re: Genius Group Limited
           Registration Statement on Form F-3
           Filed June 28, 2024
           File No. 333-280600
Dear Roger James Hamilton:

     We have conducted a limited review of your registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-3
Cover Page

1. If you are relying on General Instruction I.B.5 for Form F-3 eligibility, please include the information required by Instruction 7 to General Instruction I.B.5 of Form F-3.
Plan of Distribution, page S-8

2. Please clarify the full discounted price at which the investor will receive the shares. We note your disclosure that "Wainwright will be entitled to compensation at a commission rate of 3.0% of the aggregate gross proceeds from each sale of [y]our common stock." Also, please disclose the term of the agreement with H.C. Wainwright & Co. LLC.
Exhibits

3. Please revise to include a consent that is signed by the accounting firm as opposed to a partner of the firm.
 July 10, 2024
Page 2

4. Please file the form of indenture as an exhibit to your registration statement prior to requesting effectiveness. For guidance, refer to sections 201.02 and
201.04 of the Trust
       Indenture Act of 1939 Compliance and Disclosure Interpretations.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rule 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Marion Graham at 202-551-6521 or Jeff Kauten at 202-551-3447 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology